KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K23 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ballard Power Systems Inc.

We consent to the use of our reports, each dated February 28, 2018, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.
We also consent to the incorporation by reference of such reports in the Registration Statements
(No. 33-156553 and No. 33-161807) on Form S-8 and No. 333-211780 on Form F-10/A of Ballard
Power Systems Inc.

Chartered Professional Accountants

February 28, 2018
Vancouver, Canada

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